Exhibit 12.1

Exhibit 12.1. Computation of Ratio of Earnings to Fixed Charges

Regency Energy Partners LP

Ratio of Earnings to Fixed Charges

(in thousands, except for ratio amounts)

(Unaudited)

	Three Months Ended
	March 31, 2010	March 31, 2009
Earnings:
Pre-tax income (loss) from continuing operations	$(129)	$148,524
Add:
Interest expense	22,345	14,227
Portion of rent under long-term operating leases representative of an interest factor	198	355
Amortization of capitalized interest	113	92
Less:
Income from unconsolidated subsidiary	(7,913)	(336)

Total earnings available for fixed charges	$14,614	$162,862

Fixed Charges:
Interest expense	22,345	14,227
Portion of rent under long-term operating leases representative of an interest factor	198	355
Capitalized interest	401	875

Total fixed charges	$22,944	$15,457

Ratio of earnings to fixed charges (x times) (1)	—	10.54
(1) Earnings were insufficient to cover fixed charges by:	$8,330	$—